UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

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(Amendment No. 1)

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STEWART INFORMATION SERVICES CORPORATION
(Name of Registrant as Specified in Its Charter)

FOUNDATION ASSET MANAGEMENT, LP FOUNDATION OFFSHORE MASTER FUND, LTD. FOUNDATION ASSET MANAGEMENT GP II, LLC DAVID CHARNEY SKY WILBER ERNEST D. SMITH ROSLYN B. PAYNE
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 5, 2016
STEWART INFORMATION SERVICES CORPORATION

SOLICITATION STATEMENT

TO REQUEST A SPECIAL MEETING OF STOCKHOLDERS

BY

FOUNDATION ASSET MANAGEMENT, LP

IMPORTANT

FOUNDATION ASSET MANAGEMENT, LP IS ONE OF THE LARGEST STOCKHOLDERS OF STEWART INFORMATION SERVICES CORPORATION, A DELAWARE CORPORATION (“STEWART” OR THE “COMPANY”). WE BELIEVE THAT STEWART IS DEEPLY UNDERVALUED AND THAT SIGNIFICANT OPPORTUNITIES EXIST TO CREATE STOCKHOLDER VALUE BASED ON ACTIONS WITHIN THE CONTROL OF STEWART’S BOARD OF DIRECTORS (THE “BOARD”).  WE HAVE SIGNIFICANT CONCERNS REGARDING THE MANNER IN WHICH STEWART IS BEING GOVERNED BY THE CURRENT BOARD. TO THIS END, WE ARE SEEKING YOUR SUPPORT TO CALL A SPECIAL MEETING OF THE COMPANY’S STOCKHOLDERS IN ORDER TO EFFECT, IN OUR OPINION, MUCH-NEEDED CHANGE TO THE COMPOSITION OF THE BOARD.

AT THIS TIME, WE ARE ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL A SPECIAL MEETING OF STOCKHOLDERS.  AS DESCRIBED MORE FULLY BELOW, IN ORDER TO CALL A SPECIAL MEETING, WE ARE REQUIRED TO DELIVER WRITTEN REQUESTS FROM THE HOLDERS OF AT LEAST TWENTY-FIVE PERCENT (25%) OF THE COMPANY’S OUTSTANDING SHARES, INCLUDING OUR OWN.  ONCE THE SPECIAL MEETING HAS BEEN CALLED, WE WILL THEN SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS DESCRIBED BELOW.

PLEASE JOIN US IN REQUESTING THAT STEWART CALL A SPECIAL MEETING AND SHOW THE BOARD THAT STOCKHOLDERS CANNOT AFFORD TO WAIT TO HAVE THEIR VOICES HEARD UNTIL NEXT YEAR’S ANNUAL MEETING OF STOCKHOLDERS.

Why You Were Sent This Solicitation Statement

Foundation Asset Management, LP (“Foundation LP”) and the other participants in this solicitation (collectively, “Foundation,” “our,” or “we”) are the beneficial owners of an aggregate of 1,311,850 shares of common stock, $1.00 par value per share (the “Common Stock”), of the Company, representing approximately 5.6% of the Company’s outstanding shares and making us one of the Company’s largest stockholders.

As noted above, Foundation believes that Stewart is substantially undervalued and opportunities exist to create significant value for stockholders. However, given Stewart’s dramatic underperformance relative to its peers under the leadership of the incumbent Board and management team and the apparent conflicts of interest in the boardroom, Foundation believes that changes to the composition of the Board are required for stockholders to realize the maximum value of their investment.

After four years of restructuring at Stewart, the Company’s pretax income growth and margins have still significantly lagged its peers of publicly traded title insurers, with Stewart’s 4.4% pretax margins in 2015 being nearly half of those of its lowest such peer, Old Republic International Corporation (“Old Republic”), which had 8% pretax margins. Foundation believes that, based on its research and communications with industry experts, there are no structural or scale issues preventing Stewart from generating peer-like margins. In fact, we believe Stewart’s margins should be higher than Old Republic’s given that 73% of Old Republic’s title revenue is agency-driven (which has inherently lower margins) with the remaining 27% coming from direct operations, whereas only 53% of Stewart’s title revenue is agency-driven.1 This leads us to believe that Stewart’s underperformance is attributable to suboptimal operating procedures and subpar productivity.

Peers include the other three publicly traded title insurers: Fidelity National Financial, Inc. (NYSE:FNF), First American Financial Corporation (NYSE:FAF) and Old Republic (NYSE:ORI).
Source: Annual and Quarterly Reports of Stewart, FNF, FAF and ORI and Foundation’s estimates.
Note: 90% of unallocated corporate expenses attributed to Title segments for FNF and FAF and 100% is attributed for ORI and Stewart as title insurers with fully allocated overhead disclosures.
*2016E based on consensus estimates.

Contributing to the Company’s underperformance, in our opinion, are conflicts of interest in the boardroom that jeopardize the Board’s ability to act in the best interests of stockholders. Malcolm S. Morris and Stewart Morris, Jr., each of whom currently serves as Vice Chairman of the Board and previously served as Co-Chief Executive Officers of the Company from 2000 to November 2011, are first cousins and Malcolm S. Morris is the father of current Chief Executive Officer Matthew W. Morris. We are concerned that due to their familial relationships, Malcolm S. Morris and Stewart Morris, Jr. are at risk of placing the interests of CEO Matthew W. Morris and other members of the Morris family above those of the Company’s public stockholders. For instance, public filings indicate that from 2001 to 2014, members of the Morris family received payments in excess of $45 million while the Company’s public stockholders actually funded the Company with $12 million of net inflows (even after taking into account the payment of dividends and stock repurchases). In addition, during Malcolm S. Morris and Stewart Morris, Jr.’s tenures as Co-CEOs, Stewart stockholders experienced total shareholder returns of -14% while FNF and FAF stockholders experienced returns of 524% and 144%, respectively.2 Concurrent with these results, the Morris family collected the aforementioned $45 million in the form of direct compensation, fees to affiliated companies and family-owned horse expenses. We believe action must be taken to ensure that the Company is run with the best interests of our fellow public stockholders in mind.

1 Source: Annual and Quarterly Reports of Old Republic and Stewart.
2 Note: Co-CEOs from January 31, 2000 to November 3, 2011. Total returns calculated beginning with the average Q4 1999 price of each company as disclosed in their respective Forms 10-K for the year ended December 31, 1999 and ending with the closing price of each company on November 3, 2011. The average Q4 1999 price was used as the starting point for each company because daily market prices are no longer available for the former legal entities of FNF and FAF, which were terminated following their spin-offs of Fidelity National Information Services, Inc. (NYSE:FIS) and CoreLogic, Inc. (NYSE:CLGX), respectively.  All stock prices have been adjusted for spin-offs, stock splits and stock dividends.

Foundation strongly believes that stockholders would benefit if Malcolm S. Morris and Stewart Morris, Jr. were removed as directors and replaced with truly independent stockholder representatives who possess the relevant industry, business and financial experience necessary to address the Company’s continued underperformance.

Accordingly, we are hereby asking you to help us request that the management of Stewart call a special meeting of stockholders of the Company for the following purposes:

(i)
to repeal any provision of the Bylaws of the Company in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Third Amended and Restated By-Laws of the Company (the “Bylaws”) that were in effect as of April 27, 2016 and were filed with the Securities and Exchange Commission on April 28, 2016;

(ii)
to remove from office, without cause, Malcolm S. Morris and Stewart Morris, Jr. as directors of the Company, as well as any person or persons elected or appointed to the Board without stockholder approval after July 28, 2016, and up to and including the date of the special meeting;

(iii)
to amend Article III, Section 3.3 of the Bylaws to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of the Company shall be filled exclusively by the stockholders of the Company;

(iv)	to elect Ernest D. Smith and Roslyn B. Payne to serve as directors of the Company (contingent on Proposal 1 being passed); and

(v)	to transact such other business as may properly come before the special meeting (items (i) through (v) are collectively referred to as the “Proposals”).

This Solicitation Statement and the accompanying GREEN request card are being furnished to holders of the Common Stock.

At this time, Foundation is only soliciting your written request to call the special meeting.  Foundation is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special meeting is called, Foundation will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Section 211(d) of the Delaware General Corporation Law (the “DGCL”) provides that a special meeting of stockholders may be called by a corporation’s board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.  The Fourth Article of Stewart’s Restated Certificate of Incorporation (the “Charter”) provides that a special meeting of the Company’s stockholders shall be called by the Chief Executive Officer or the Secretary at the request in writing of stockholders owning twenty-five percent (25%) or more of the entire capital stock of the corporation issued and outstanding and entitled to vote, and such request shall state the purpose of the proposed meeting. In addition to specifying that the Chairman of the Board, the Chief Executive Officer or the Board may call a special meeting, Article II, Section 2.4 of the Bylaws similarly provides that a special meeting of the Company’s stockholders shall be called by the Chief Executive Officer or the Secretary at the request in writing of stockholders owning twenty-five percent (25%) or more of the entire capital stock of the corporation issued and outstanding and entitled to vote, and such request shall state the purpose of the proposed meeting. Foundation intends to set [_______], 2016 as the goal for submission of such written requests.

As of the close of business on August 5, 2016, Foundation collectively beneficially owned, and had the right to vote, 1,311,850 shares of the Common Stock, representing approximately 5.6% of the outstanding Common Stock of the Company.

In accordance with Section 213 of the DGCL, the record date for determining stockholders entitled to notice of, and to vote at, the special meeting shall be at the close of business on the day immediately preceding the day upon which notice of the special meeting is given to stockholders, unless the Board sets a different record date. In any event, such record date shall not be more than 60 nor less than 10 days before the date of the special meeting.

This Solicitation Statement and the accompanying GREEN request card are first being mailed to stockholders on or about [_________], 2016.  Requests to call a special meeting should be delivered as promptly as possible, by mail (using the enclosed envelope), to Foundation’s solicitation agent, [Proxy Solicitation Firm], as set forth below.

AT THIS TIME, FOUNDATION IS ONLY SEEKING YOUR WRITTEN REQUEST TO CALL THE SPECIAL MEETING.  IN THE EVENT THE SPECIAL MEETING IS CALLED, YOU WILL THEN BE ASKED TO VOTE ON THE PROPOSALS.

THIS SOLICITATION IS BEING MADE BY FOUNDATION AND NOT ON BEHALF OF THE COMPANY’S BOARD.  AT THIS TIME, FOUNDATION IS NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR APPROVAL OF THE PROPOSALS. FOUNDATION IS ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL THE SPECIAL MEETING.  AFTER THE SPECIAL MEETING HAS BEEN CALLED, FOUNDATION WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS.  YOUR WRITTEN REQUEST IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. FOUNDATION URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED GREEN REQUEST CARD TO CALL A SPECIAL MEETING AS PROMPTLY AS POSSIBLE.

WE URGE YOU NOT TO SIGN ANY REVOCATION OF CONSENT CARD THAT MAY BE SENT TO YOU BY THE COMPANY. IF YOU HAVE DONE SO, YOU MAY REVOKE THAT REVOCATION OF CONSENT BY DELIVERING A LATER DATED GREEN REQUEST CARD TO FOUNDATION, IN CARE OF [PROXY SOLICITATION FIRM], WHICH IS ASSISTING US IN THIS SOLICITATION, AT ITS ADDRESS LISTED ON THE FOLLOWING PAGE, OR TO THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

IMPORTANT

IF YOUR SHARES OF COMMON STOCK ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN REQUEST CARD TO [PROXY SOLICITATION FIRM] IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN REQUEST WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUEST TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK. FOUNDATION URGES YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO FOUNDATION IN CARE OF [PROXY SOLICITATION FIRM] TO THE ADDRESS BELOW, SO THAT FOUNDATION WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR GREEN REQUEST CARD OR REQUIRE ASSISTANCE, PLEASE CONTACT:

[Proxy Solicitation Firm] [address] [address] [phone] Stockholders Call Toll-Free at: [_____] E-mail: [_______]

WHILE CALLING THE SPECIAL MEETING CANNOT ENSURE THE PROPOSALS WILL BE ADOPTED, RESULTING IN A CHANGE TO THE COMPOSITION OF THE BOARD, WE BELIEVE STEWART STOCKHOLDERS DESERVE AN OPPORTUNITY TO ELECT A SLATE OF EXPERIENCED, DIVERSE, AND INDEPENDENT DIRECTOR CANDIDATES WHO WILL BETTER SERVE STEWART AND BETTER PROTECT THE RIGHTS AND BEST INTERESTS OF ALL STOCKHOLDERS. FOUNDATION IS THEREFORE SEEKING YOUR SUPPORT TO CALL A SPECIAL MEETING TO RECONSTITUTE THE BOARD VIA THE PROPOSALS. ONLY AFTER THE SPECIAL MEETING IS CALLED WOULD STEWART STOCKHOLDERS BE ASKED TO VOTE ON THE PROPOSALS.

THIS SOLICITATION IS BEING MADE BY FOUNDATION, AND NOT ON BEHALF OF THE COMPANY OR THE BOARD. AT THIS TIME, WE ARE NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR APPROVAL OF THE PROPOSALS OR ANY OTHER ACTIONS. WE ARE ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL THE SPECIAL MEETING.

AFTER THE SPECIAL MEETING REQUEST FROM SHARES OF COMMON STOCK REPRESENTING AT LEAST TWENTY-FIVE PERCENT (25%) OF THE OUTSTANDING SHARES HAVE BEEN DELIVERED TO AND PROPERLY RECEIVED BY THE COMPANY, WE WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS ONCE THE SPECIAL MEETING RECORD DATE AND MEETING DATE ARE SET.

We are seeking your support to request that the Company call a special meeting of stockholders, in accordance with the applicable provisions of the Charter, Bylaws and DGCL. If we are successful in our solicitation of written requests, and the special meeting of stockholders is called and held, Foundation expects to present at the special meeting proposals to (i) repeal any provision of the Bylaws in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect as of April 27, 2016 and were filed with the Securities and Exchange Commission on April 28, 2016, (ii) remove from office, without cause, Malcolm S. Morris and Stewart Morris, Jr. as directors of the Company, as well as any person or persons elected or appointed to the Board without stockholder approval after July 28, 2016, and up to and including the date of the special meeting, (iii) amend Article III, Section 3.3 of the Bylaws to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of the Company shall be filled exclusively by the stockholders of the Company and (iv) elect Ernest D. Smith and Roslyn B. Payne to serve as directors of the Company (contingent on Proposal 1 being passed).

PAST CONTACTS

The following is a chronology of events leading up to the current solicitation:

•
Foundation is a long-term stockholder of Stewart, having first invested in the Company in March 2013. Over the past several years, Foundation has had over 100 conversations with the Company’s competitors, former and current executives of Stewart, regulators and members of the investment community regarding the Company.

•
On March 12, 2015, Foundation delivered a letter to the Board in which it expressed its belief that there is tremendous value that can be unlocked at the Company, but further change (Foundation and another investor previously reached an agreement with the Company in February 2014 that resulted in the appointment of two independent directors as well as a $25 million cost savings initiative and $70 million stock repurchase plan) to the Board is warranted in order to improve the Company’s poor operational performance and accountability as well as the Company’s troubling corporate governance practices, including the dual-class structure.

•
In the Company’s proxy statement for its 2015 Annual Meeting of Stockholders, the Company included an advisory proposal relating to the elimination of the Company’s dual-class capital structure. On March 30, 2015, Foundation publicly disclosed its support for the elimination of the dual-class structure and intention to vote in favor of the advisory proposal. The advisory proposal received overwhelming support from stockholders at the meeting.

•
On April 27, 2016, the Company held its 2016 Annual Meeting of Stockholders, at which time various changes to the Company’s corporate governance and organizational documents were approved, including, but not limited to, (i) eliminating the dual-class structure, (ii) eliminating stockholders’ ability to act by written consent and (iii) enabling stockholders owning at least twenty-five percent (25%) of the outstanding stock to call a special meeting.

•
On June 14, 2016, Foundation issued a presentation (the “June 2016 Presentation”) to the Board in which Foundation noted that the Company is the title industry’s last independent franchise of scale yet is significantly undermanaged and is still underperforming its peers after four years of restructuring. In addition to stating its belief that the current path is untenable and action must be taken by the Board, Foundation outlined the tremendous value creation it believes is available through Board action to simultaneously explore a sale of the Company and evaluate external CEO candidates.

•
On June 17, 2016, representatives of Foundation engaged in a telephone conversation with Chairman of the Board Thomas G. Apel. During the call, Foundation reiterated its views contained in the June 2016 Presentation and informed Mr. Apel that Foundation was evaluating all opportunities to maximize stockholder value, including potentially calling a special meeting of stockholders, if the Board did not increase its level of urgency to address the Company’s underperformance.

•
On July 6, 2016, representatives of Foundation engaged in an additional telephone conversation with Mr. Apel. During the call, Foundation once again reiterated its message from the June 2016 Presentation and indicated that it was prepared to move forward with a special meeting if necessary in order to effect change.

•
On July 28, 2016, after the Board failed to take any meaningful action following the June 2016 Presentation and the subsequent conversations with Mr. Apel, Foundation reluctantly came to the conclusion that change to the composition of the Board is necessary to unlock stockholder value and filed a preliminary solicitation statement seeking to call a special meeting of Stewart’s stockholders.

THE SPECIAL MEETING

At this time, Foundation is only soliciting your request to call the special meeting. Foundation is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special meeting is called, Foundation will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Foundation is soliciting written requests to have the Company call a special meeting of stockholders pursuant to the Charter and the DGCL.  Foundation is furnishing this Solicitation Statement and the GREEN request card to enable you and the Company’s other stockholders to support us in requesting the special meeting be called and held. For the special meeting to be properly requested in accordance with the Charter and DGCL, written requests in favor of calling the special meeting must be executed by the holders of not less than twenty-five percent (25%) of all outstanding shares of the Company entitled to vote. Foundation intends to set [_______], 2016 as the goal for submission of such written requests.

According to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, as of July 27, 2016 there were 23,371,297 shares of Common Stock outstanding. Based on such number, and the fact that Foundation already owns in the aggregate 1,311,850 shares of Common Stock, additional written requests to call a special meeting from holders of an aggregate of at least [4,530,975] shares of Common Stock will be required to request the Company to call the special meeting.  Please complete, sign and return the enclosed GREEN request card as promptly as possible.  The failure to sign and return the GREEN request card will have the same effect as opposing the calling of the special meeting.

If Foundation is successful in its solicitation of written requests, the Company will be required under the Charter and DGCL to call and hold the special meeting.  Upon receipt of the requisite number of written requests from stockholders in favor of calling the special meeting, Foundation anticipates delivering such written requests to the Company promptly, together with written notice of the business proposed to be brought before the special meeting pursuant to the Fourth Article of the Charter and Article II, Section 2.4 and Article III, Section 3.11 of the Bylaws.

In accordance with Section 213 of the DGCL, the record date for determining stockholders entitled to notice of, and to vote at, the special meeting shall be at the close of business on the day immediately preceding the day upon which notice of the special meeting is given to stockholders, unless the Board sets a different record date. In any event, such record date shall not be more than 60 nor less than 10 days before the date of the special meeting.

After the special meeting is called, Foundation intends to solicit proxies from stockholders in support of the Proposals by sending you a notice of the special meeting, a proxy statement and a proxy card for use in connection with the special meeting.  At the special meeting, stockholders will be asked to vote “FOR” the Proposals.

Foundation expects to request, in any future proxy solicitation relating to the special meeting, authority to (i) initiate and vote for proposals to recess or adjourn the special meeting for any reason and (ii) oppose and vote against any proposal to recess or adjourn the special meeting.  Foundation does not currently anticipate additional proposals on any substantive matters.  Nevertheless, Foundation reserves the right to either modify the Proposals or cause additional proposals to be identified in the notice of, and in, the proxy materials for the special meeting. Foundation is not aware of any other proposals to be brought before the special meeting.  However, should other proposals be brought before the special meeting, Foundation will vote its proxies on such matters in its discretion consistent with Rule 14a-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

OUR PLANS FOR THE SPECIAL MEETING

If we, with the support of other stockholders, are successful in obtaining sufficient stockholder support to request that the special meeting be called pursuant to the Charter and the special meeting is called, we expect to present the following matters for a stockholder vote at the special meeting:

•	Proposal 1:
“RESOLVED, that any provision of the Bylaws of Stewart Information Services Corporation as of the effectiveness of this resolution that was not included in the Third Amended and Restated By-Laws of the Company filed with the Securities and Exchange Commission on April 28, 2016, be and are hereby repealed.”

Pursuant to Article II, Section 2.7 of the Bylaws and Section 216 of the DGCL, assuming that a quorum is present at the special meeting, such proposal would require the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote.

Such proposal is designed to prevent the Board from taking any actions to amend the Bylaws to attempt to nullify or delay the actions taken by, or proposed to be taken by, the stockholders pursuant to the other Proposals or to create new obstacles to the consideration of the Proposals at the special meeting.

•	Proposal 2:
“RESOLVED, that (i) Malcolm S. Morris and Stewart Morris, Jr. and (ii) each person appointed to the Board, without stockholder approval, to fill any vacancy or newly-created directorship prior to the effectiveness of this proposal, be and hereby is removed.”

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or permits cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Consequently, Section 141(k) of the DGCL permits the stockholders of the Company to remove any director or the entire Board without cause.

•	Proposal 3:
“RESOLVED, that Article III, Section 3.3 of the Bylaws is hereby amended to provide that any vacancies on the Board of Directors of the Company resulting from the removal of directors by the stockholders shall be filled exclusively by the stockholders of the Company.”

Pursuant to Article II, Section 2.7 of the Bylaws and Section 216 of the DGCL, assuming that a quorum is present at the special meeting, such proposal would require the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote.

The purpose of such proposal is to divest the current directors of their ability to fill vacancies by the removal of directors by stockholders and provide stockholders with the exclusive ability to fill any such vacancies.

•	Proposal 4:	“RESOLVED, that Ernest D. Smith and Roslyn B. Payne be and hereby are elected to serve as directors on the Board, contingent on Proposal 1 being passed.”

If Proposals 1 and 3 pass, the resulting vacancies may only be filled by stockholders. In such a case, pursuant to Article II, Section 2.7 of the Bylaws, assuming that a quorum is present, Mr. Smith and Mrs. Payne would be elected as directors if the votes cast for their election exceed the votes cast against their election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which the Secretary of the Company determines that the number of nominees exceeds the number of directors to be elected as of the date seven days prior to the scheduled mailing date of the proxy statement for such meeting.

Mr. Smith and Mrs. Payne have each consented to be named in any proxy or solicitation statement and proxy cards to be filed with the SEC and distributed to stockholders of Stewart by Foundation and to serve as a director of Stewart, if elected, in accordance with Section 3.11 of the Bylaws.  Such nominees have not made any commitment to Foundation, if elected, other than that they will serve as directors, exercise their independent judgment in accordance with their fiduciary duties in all matters before the Board and otherwise discharge their duties as directors of Stewart consistent with all applicable legal requirements.  If elected at the special meeting, Mr. Smith and Mrs. Payne would each serve as a director until a successor has been duly elected and qualified at the Company’s 2017 annual meeting or an intervening special meeting of Company stockholders at which Company directors are elected and a successor has been duly elected.

WRITTEN REQUEST PROCEDURES

Foundation is only soliciting your written requests to call the special meeting. In the event the special meeting is called, Foundation will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Pursuant to this Solicitation Statement, Foundation is soliciting written requests from holders of outstanding shares of Common Stock to call the special meeting. By executing a request, a stockholder is requesting the Company to call the special meeting and designating specified persons as the stockholder’s agents and is authorizing the designated agents to (i) request that the Company call the special meeting and hold the special meeting as soon as possible, and (ii) exercise all rights of the holders of shares of Common Stock incidental to calling the special meeting and causing the purposes of the authority expressly granted pursuant to the written requests to the designated agents to be carried into effect, including to apply, if need be, to an appropriate court to order that the special meeting be held. Please note that written requests to call the special meeting do not grant the designated agent(s) the power to vote your shares of Common Stock at the special meeting and do not commit you to cast any vote in favor or against any proposal to be brought before the special meeting.  To vote on the matters to be brought before the special meeting, you must vote by proxy or in person at the special meeting.

You may revoke your written request to have the Company call a special meeting at any time before the delivery of requests from holders of shares of Common Stock representing in the aggregate, including shares held in the aggregate by Foundation, the requisite twenty-five percent (25%) threshold by delivering a written revocation to Foundation in care of [Proxy Solicitation Firm] at the address set forth on page [_] of this Solicitation Statement.  Such a revocation must clearly state that your written request to call a special meeting is no longer effective.  Any revocation of a written request to call a special meeting will not affect any action taken by the designated agent(s) pursuant to the written request prior to such revocation.  Although such revocation is also effective if delivered to the Secretary of the Company or to such other recipient as the Company may designate as its agent, Foundation requests that either the original or photostatic copies of all revocations be mailed or faxed to Foundation, in care of [Proxy Solicitation Firm], so that Foundation will be aware of all revocations and can more accurately determine if and when enough requests have been received from stockholders to call a special meeting.  While we urge you not to sign any revocation of a request card that may be sent to you by the Company, if you have done so or do so, you may revoke that revocation of your written request by delivering a later dated GREEN request card to Foundation, in care of [Proxy Solicitation Firm], at its address listed herein, or to the principal executive offices of the Company.  If so properly delivered, a later dated GREEN request card will constitute an effective revocation of any earlier-dated written revocation.

Upon receipt of the requisite number of written requests from stockholders in favor of calling a special meeting, Foundation anticipates delivering such written requests to the Company promptly.  Only after the special meeting is called will stockholders be asked to vote on the Proposals.

If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a written request or revoke any request previously given with respect to your shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and give instructions for a GREEN request card representing your shares to be signed. Foundation urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Foundation, in care of [Proxy Solicitation Firm], at the address set forth on page [_] of this Solicitation Statement so that Foundation will be aware of all instructions given and can attempt to ensure that such instructions are followed.

SOLICITATION OF REQUESTS; EXPENSES

The entire expense of preparing and mailing this Solicitation Statement and any other soliciting material and the total expenditures relating to the solicitation of requests to call the special meeting will be borne by Foundation.  In addition to the use of the mails, requests may be solicited by Foundation by facsimile, telephone, telegraph, Internet, in person and by advertisements. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and Foundation will reimburse such institutions for their reasonable out-of-pocket expenses in so doing.

Foundation has retained [Proxy Solicitation Firm], a proxy solicitation firm, to assist in the solicitation of requests and the proxy solicitation in connection with the special meeting for a fee not to exceed $[________] plus reimbursement of reasonable out-of-pocket expenses. [Proxy Solicitation Firm] will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  That firm will utilize approximately [___] persons in its solicitation efforts.

Foundation estimates that its total expenditures relating to the solicitation of requests to call a special meeting and the solicitation of proxies for approval of the Proposals at the special meeting will be approximately $[_________].  Total cash expenditures to date relating to these solicitations have been approximately $[_________].

If Foundation is successful in its solicitation of requests to call a special meeting and in its solicitation of proxies approving the Proposals at the special meeting, it intends to seek reimbursement from the Company for the actual expenses incurred in connection with this solicitation and the solicitation of proxies approving the Proposals at the special meeting.  Following the special meeting, Foundation will request that the Board approve a reimbursement of such expenses.  Foundation does not currently intend to submit such matter to a vote of the Company’s stockholders.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The participants in this solicitation are Foundation Offshore Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands (“Foundation Master Fund”), Foundation LP, a Delaware limited partnership, Foundation Asset Management GP II, LLC, a Delaware limited liability company (“Foundation GP”), David Charney, Sky Wilber, Ernest D. Smith and Roslyn B. Payne.

The principal business of Foundation Master Fund is investing in securities.  The principal business of Foundation LP is serving as the investment manager of Foundation Master Fund.  The principal business of Foundation GP is serving as the general partner of Foundation LP.  The principal occupation of each of Messrs. Charney and Wilber is serving as the managing member of each of Foundation LP and Foundation GP. The principal occupation of Mr. Smith is serving as a Managing Partner of Smith-Cavin Partners LLC, a Real Estate Investment Partnership with holdings in distressed properties in Florida, Alabama, Georgia and California.  The principal occupation of Mrs. Payne is serving as the President of Jackson Street Partners, Ltd., a real estate venture capital and investment firm, which she co-founded, and as the owner of Dover Corporation, a company that provides equity capital for various residential developments in California.

The address of the principal office of Foundation Master Fund is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, Grand Cayman, KY1-9005, Cayman Islands. The address of the principal office of each of Foundation LP, Foundation GP and Messrs. Charney and Wilber is 81 Main Street, Suite 306 White Plains, New York 10601. The principal business address of Mr. Smith is c/o Smith-Cavin Partners LLC, 3905 State St., Ste. 7-227, Santa Barbara, California 93105. The principal business address of Mrs. Payne is c/o Jackson Street Partners, Ltd., 750 Menlo, Suite 250, Menlo Park, California 94025.

As of the date hereof, Foundation Master Fund directly owns 1,310,850 shares of Common Stock. Foundation LP, as the investment manager of Foundation Master Fund, may be deemed to be the beneficial owner of the 1,310,850 shares of Common Stock owned by Foundation Master Fund.  Foundation GP, as the general partner of Foundation LP, may be deemed to be the beneficial owner of the 1,310,850 shares of Common Stock owned by Foundation Master Fund. Each of Messrs. Charney and Wilber, as the managing members of Foundation GP and Foundation LP, may be deemed to be the beneficial owners of the 1,310,850 shares of Common Stock owned by Foundation Master Fund.  As of the date hereof, Mr. Wilber directly owns 1,000 shares of Common Stock. As of the date hereof, Mr. Smith and Mrs. Payne do not beneficially own any shares of Common Stock.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The group may be deemed to beneficially own the 1,311,850 shares of Common Stock owned in the aggregate by all of the participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by Foundation Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The shares of Common Stock purchased by Mr. Wilber were purchased with personal funds.

On July 28, 2016, Foundation Master Fund, Foundation LP, Foundation GP, Messrs. Charney, Wilber and Smith and Mrs. Payne entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company and (b) the parties agreed to form a group for the purpose of soliciting proxies or written consents to (i) request that Stewart call a special meeting of stockholders to approve the Proposals and (ii) approve the Proposals at any special meeting called for such purpose.

Except as set forth in this Solicitation Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the special meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

ADDITIONAL INFORMATION REGARDING THE NOMINEES

In the event that the special meeting is called and held and the Company stockholders approve the proposal to remove from office, without cause Malcolm S. Morris and Stewart Morris, Jr., as well as any person or persons elected or appointed to the Board without stockholder approval after July 28, 2016, and up to and including the date of the special meeting, approval of Proposal 3 will provide stockholders with the exclusive ability to fill the resulting vacancies and Proposal 4 will provide stockholders with the opportunity to elect Ernest D. Smith and Roslyn B. Payne as directors. Foundation reserves the right to request the appointment or election of substitute persons for either of the anticipated nominees named herein. The information herein regarding a particular nominee has been furnished to Foundation by such nominee. Set forth below are the name, age, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the nominees.

Ernest D. Smith, age 65, held various positions at Fidelity National Financial, Inc. (NYSE:FNF) and Fidelity National Information Services, Inc. (NYSE: FIS), including Co-Chief Operating Officer of FNF, a provider of title insurance and outsourced products and services to a variety of industries, from 1995 to 2003.  From 1987 to 1995, Mr. Smith served as Division President of Fidelity National Title Insurance Services, LLC, including as President of Fidelity National Services Real Estate and Mortgage Information Services and President of Fidelity National Information Services.  From 2007 to 2010, he served as a consultant to Lender Processing Services, Inc. (“LPS”, n/k/a Black Knight InfoServ, LLC), a public company that provides integrated technology and services to the mortgage and real estate industries, and served on the Board of Directors of RealEC Technologies, LLC, a wholly owned subsidiary of LPS.  Mr. Smith was a founding Partner of Real Estate Digital (RED), a leading provider of integrated technology, media and data solutions to real estate franchisors, brokerages, agents and MLS organizations and associations, from 2011 until it was sold to Nationstar Mortgage Holdings Inc. (NYSE:NSM) in 2014.  Mr. Smith currently serves as a Managing Partner of Smith-Cavin Partners, a Real Estate Investment Partnership with holdings in distressed properties in Florida, Alabama, Georgia and California, since 2007.  Mr. Smith holds a B.A. and an M.B.A. from Oxford Brookes University (f/k/a Oxford Polytechnic U.K.).  Mr. Smith’s extensive financial expertise and industry experience serving as a senior executive of both public and private companies would make him a valuable member of the Board.

Roslyn B. Payne, age 70, is the President of Jackson Street Partners, Ltd., a real estate venture capital and investment firm, which she co-founded in 1988.  Mrs. Payne previously served on the Board of Directors of First American Corporation (NYSE: FAF), a large real estate title and information services company, from 1988 to December 2009, where she also served on its Executive and Audit Committees.  Mrs. Payne has also served as the owner of Dover Corporation, a company that provides equity capital for various residential developments in California, since August, 1993.  In addition, she has been a limited partner in Ignia, a venture capital firm in Mexico, which has several investments in housing since May, 2008, and she has served as Chairman of SportUp, a private company which has developed an educational mobile and web application for schools and organizations, since March, 2013.  From 1986 to 1988, Mrs. Payne served as President and a member of the Board of Directors of the Federal Asset Disposition Association, an organization created by the Federal Home Loan Bank Board to facilitate the management and liquidation of loans and properties of failed savings and loan institutions. Prior to that, she was an executive of Genstar Corporation, a then publically owned diversified corporation with interests in real estate and financial services, and Eastdil Realty, Inc., a provider of real estate services.  Since 2009, she has served on the Advisory Committee on Real Estate to the University of Washington to advise the University regarding its real estate holdings, which has been instrumental in the strategic planning and execution of the University’s real estate activities.  She has also been a member of the Urban Land Institute, since 1980 and a member of the Fisher Center for Real Estate and Urban Economics, University of California, Berkeley Policy Advisory Board, since September, 2008 and a member of the national real estate honorary, Lambda Alpha, since 1981, where she served as President of the Golden Gate Chapter. In addition, Mrs. Payne is a member of the San Francisco Planning and Urban Research Association (SPUR), and served on its Board from 2002 to 2004. She was also previously a member of the California Transportation Commission’s Real Estate Advisory Panel that advised the Commission on real estate asset management issues and surplus properties for the State of California, from 2005 to 2008 as well as its predecessor, the Airspace Advisory Committee, from 1999 to mid-2005.  Mrs. Payne holds a B.B.A. from the University of Michigan and an M.B.A. from Harvard Business School.  Mrs. Payne’s more than forty years of real estate development, finance and investment banking experience would make her a valuable member of the Board.

Foundation believes that each of Mr. Smith and Mrs. Payne presently are, and if elected as directors of the Company, each would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange listing standards applicable to board composition, and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Mr. Smith and Mrs. Payne are citizens of the United States.

Foundation Master Fund has signed letter agreements, pursuant to which it and its affiliates have agreed to indemnify each of Mr. Smith and Mrs. Payne against claims arising from the solicitation of proxies from the Company stockholders in connection with the special meeting and any related transactions.

OTHER MATTERS

The principal executive offices of the Company are located at 1980 Post Oak Boulevard, Suite 800, Houston, Texas 77056.  Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Foundation does not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.  For information regarding the security ownership of certain beneficial owners and management of the Company, see Schedule II.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement for its 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”), any stockholder wishing to submit a proposal to be included in the Company’s proxy statement for its 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”), must deliver such proposal to the Company by December 2, 2016.  Stockholder proposals should be mailed to the Company’s principal executive offices at 1980 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

In addition, according to the Company’s proxy statement for its 2016 Annual Meeting, under the Bylaws, any stockholder wishing to nominate a director or bring other business before the stockholders at the Company’s 2017 Annual Meeting, must notify the Company’s Secretary in writing no later than January 27, 2017 and no earlier than December 28, 2016, and include in such notice the specific information required under the Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2017 Annual Meeting is based on information contained in the Company’s proxy statement for its 2016 Annual Meeting and the Bylaws.  The incorporation of this information in this Solicitation Statement should not be construed as an admission by Foundation that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. PLEASE SIGN, DATE AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED GREEN REQUEST CARD AS SOON AS POSSIBLE.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN REQUEST WITH RESPECT TO YOUR COMMON STOCK.  ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUEST TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact [Proxy Solicitation Firm], Foundation’s solicitation agent, at the following address and telephone numbers:

[Proxy Solicitation Firm] [address] [address] [phone] Stockholders Call Toll-Free at: [_____] E-mail: [_______]

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR GREEN REQUEST CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY.  NO POSTAGE IS NECESSARY.

FOUNDATION ASSET MANAGEMENT, LP

[________], 2016

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased/(Sold)	Date of Purchase / Sale

FOUNDATION OFFSHORE MASTER FUND, LTD.

(25,000)	12/11/2014
(5,000)	12/23/2014
(14,000)	12/24/2014
(7,700)	12/26/2014
(13,300)	12/29/2014
(5,300)	12/30/2014
(10,000)	12/31/2014
(33,779)	02/12/2015
16,433	02/27/2015
3,000	03/02/2015
6,000	03/06/2015
3,000	03/09/2015
10,000	04/23/2015
(90,000)	05/18/2015
(40,000)	05/19/2015
(30,000)	05/20/2015
(10,000)	07/29/2015
(25,000)	07/31/2015
(30,000)	08/04/2015
(60,000)	08/10/2015
(2,150)	10/16/2015
(2,900)	10/19/2015
(2,979)	10/20/2015
(400)	10/21/2015
(4,000)	02/18/2016
8,000	02/19/2016
4,000	02/22/2016
(5,000)	02/23/2016
(15,351)	02/24/2016
(5,500)	02/25/2016
(6,000)	02/26/2016
(3,445)	02/29/2016
(15,555)	03/01/2016
5,000	03/03/2016
(6,300)	03/04/2016
(10,700)	03/07/2016
(95)	03/08/2016
(30,000)	03/28/2016
(20,000)	03/29/2016
(5,000)	03/30/2016
(3,000)	04/18/2016

I-1

SCHEDULE II

The following tables are reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 1, 2016.  Please note that at the 2016 Annual Meeting, the stockholders of the Company approved, among other things, the exchange of 1,050,012 shares of the Company’s Class B Stock for 1,050,012 shares of Common Stock plus $12,000,000 in cash in the aggregate, and accordingly, there are no more shares of Class B Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 4, 2016 with respect to persons we believe to be the beneficial owners of more than 5% of either class of our voting shares:

Name	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Matthew W. Morris 1980 Post Oak Boulevard Houston, Texas 77056	Class B Stock	250,000		23.8
Morris Children Heritage Trust 1980 Post Oak Boulevard Houston, Texas 77056	Class B Stock	246,852	(1)	23.5
Stewart Security Capital, LP 1980 Post Oak Boulevard Houston, Texas 77056	Class B Stock	495,006	(2)	47.1
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	Common Stock	2,092,690	(3)	9.2
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	Common Stock	1,888,947	(4)	8.3
Foundation Asset Management, LP 81 Main Street, Suite 306 White Plains, New York 10601	Common Stock	1,431,796	(5)	6.3
Bulldog Investors, LLC Park 80 West – Plaza Two 250 Pehle Avenue, Suite 708 Saddle Brook, New Jersey 07663	Common Stock	1,135,499	(6)	5.0

(1)
Charles F. Howard is the trustee of the Morris Children Heritage Trust (the “MCH Trust”), established effective December 27, 2012, by Malcolm S. Morris. Both Malcolm S. Morris and Charles F. Howard disclaim beneficial ownership of any securities held by MCH Trust. See additional discussion in the paragraph immediately following the footnotes to this table.

(2)
The 2012 Stewart Morris Jr. Family Trust (the “2012 SMJ Trust”) is the general partner of Stewart Security Capital, LP (“SSCLP”). The 2012 SMJ Trust was established, effective December 27, 2012, by Stewart Morris, Jr. Stewart Morris, Sr. is the sole trustee of the 2012 SMJ Trust. Both Stewart Morris, Sr. and Stewart Morris, Jr. disclaim beneficial ownership of any securities held by SSCLP. See additional discussion in the paragraph immediately following the footnotes to this table.

(3)	BlackRock, Inc. reported sole voting power with respect to 2,039,494 of such shares and sole dispositive power with respect to 2,092,690 shares in its report on Schedule 13G/A filed January 27, 2016.

(4)
Dimensional Fund Advisors LP reported sole voting power with respect to 1,828,820 of such shares and sole dispositive power with respect to 1,888,947 shares in its report on Schedule 13G/A filed February 9, 2016. Dimensional Fund Advisors LP is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940 and disclaims beneficial ownership of all securities reported in such Schedule 13G/A.

(5)
Foundation Asset Management, LP reported sole voting and dispositive powers with respect to all of such shares in its report on Schedule 13D/A filed February 23, 2016. Excludes 1,000 shares reported to be owned directly by Sky Wilber.

(6)
Total shares based on Schedule 13F filed by Bulldog Investors, LLC on February 12, 2016. In its latest Schedule 13D, filed February 26, 2015, Bulldog Investors, LLC reported sole voting and dispositive powers with respect to 587,587 of such shares and shared voting and dispositive powers with respect to 566,702 of such shares. Such shares include 587,587 that are beneficially owned by the following entities over which Phillip Goldstein, Andrew Dakos and Steven Samuels exercise control: Opportunity Partners L.P., Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP and MCM Opportunity Partners, L.P. All other shares beneficially owned by Bulldog Investors, LLC are also beneficially owned by the clients of Bulldog Investors, LLC.

Our Class B Stockholders are parties to certain agreements requiring, among other things, that the Class B Stockholders maintain a certain balance in their percentage ownership of the shares of Class B Stock. Such agreements also provide for rights of first refusal among the Class B Stockholders with respect to Class B Stock in the event of the death of a Class B Stockholder, the voluntary or involuntary disposition of Class B Stock and upon certain other specified conditions. All Class B Stockholders have agreed that all such Class B Stock shall remain subject to all the terms of the existing agreements. Malcolm S. Morris, MCH Trust, and Matthew W. Morris collectively own 50% of the Class B Stock, and Stewart Morris, Jr. and SSCLP collectively own 50% of the Class B Stock.

The following table sets forth information as of March 4, 2016 with respect to each class of our capital stock beneficially owned by our named executive officers, directors and nominees for director, and by all our executive officers, directors and nominees for director as a group:

Name	Title of Class	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Matthew W. Morris	Common Stock	69,258	(2)		*
	Class B Stock	250,000		23.8
J. Allen Berryman	Common Stock	33,390	(3)		*
Glenn H. Clements	Common Stock	25,544	(4)		*
Steven M. Lessack	Common Stock	7,660	(5)		*
Arnaud Ajdler	Common Stock	243,890	(6)	1.1
Thomas G. Apel	Common Stock	26,806			*
James Chadwick	Common Stock	31,893	(7)		*
Glenn C. Christenson	Common Stock	41,606	(8)		*
Robert L. Clarke	Common Stock	45,466			*
Frank Keating	Common Stock	28,900			*
John L. Killea	Common Stock	11,762	(9)		*
Laurie C. Moore	Common Stock	12,135			*
Malcolm S. Morris	Common Stock	87,010	(10)		*
	Class B Stock	28,154		2.7
Stewart Morris, Jr.	Common Stock	71,980	(11)		*
	Class B Stock	30,000		2.9
All executive officers, directors and nominees for director as a group (13 persons)	Common Stock	737,300		3.3
	Class B Stock	308,154		29.3

*	Less than 1%.

(1)	Unless otherwise indicated, the beneficial owner has sole voting and dispositive power with respect to all shares indicated.

(2)	Includes 1,600 shares subject to stock options, 17,171 shares of restricted stock and 476 shares owned through the Company’s 401(k) plan.

(3)	Includes 5,801 shares of restricted stock and 11 shares owned through the Company’s 401(k) plan.

(4)	Includes 7,119 shares of restricted stock.

(5)	Includes 4,252 shares of restricted stock.

(6)
Mr. Ajdler is the managing member of Engine Investments, LLC, the general partner of each of Engine Capital, L.P. and Engine Jet Capital, L.P., and a director of P. Engine LTD. These entities respectively own 71,063, 118,737 and 50,484 shares of the Company’s Common Stock. Mr. Ajdler disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(7)
Mr. Chadwick is a portfolio manager of Ancora Catalyst Fund, LP, which owns 30,000 shares of the Company’s Common Stock. Mr. Chadwick disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(8)	Mr. Christenson indirectly owns the reported shares through the Christenson Family Trust.

(9)	Includes 5,451 shares of restricted stock.

(10)	Includes 2,000 shares of restricted stock and 78,104 shares held indirectly through trust.

(11)	Includes 2,000 shares of restricted stock.

The mailing address of each director and executive officer shown in the table above is in care of Stewart Information Services Corporation, 1980 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 5, 2016

WRITTEN REQUEST

OF STOCKHOLDERS OF STEWART INFORMATION SERVICES CORPORATION

SOLICITED BY FOUNDATION ASSET MANAGEMENT, LP
TO CALL A SPECIAL MEETING OF STOCKHOLDERS OF
STEWART INFORMATION SERVICES CORPORATION

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF
STEWART INFORMATION SERVICES CORPORATION

Each of the undersigned hereby constitutes and appoints David Charney and Sky Wilber, with full power of substitution, the agent of the undersigned (said agent, together with each substitute appointed, if any, collectively, the “Designated Agents”) in respect of all shares of common stock, $1.00 par value per share (the “Common Stock”), of Stewart Information Services Corporation (the “Company”) owned by each of the undersigned to do any or all of the following, to which each of the undersigned hereby consents:

1. The demand of the call of a special meeting of stockholders of the Company pursuant to the Fourth Article of the Company’s Restated Certificate of Incorporation, for the following purposes: (i) to repeal any provision of the Bylaws of the Company in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Third Amended and Restated By-Laws of the Company (the “Bylaws”) that were in effect as of April 27, 2016 and were filed with the Securities and Exchange Commission on April 28, 2016, (ii) to remove from office, without cause, Malcolm S. Morris and Stewart Morris, Jr. as directors of the Company, as well as any person or persons elected or appointed to the Board of Directors (the “Board”) without stockholder approval after July 28, 2016, and up to and including the date of the special meeting, (iii) to amend Article III, Section 3.3 of the Bylaws to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of the Company shall be filled exclusively by the stockholders of the Company, (iv) to elect Ernest D. Smith and Roslyn B. Payne to serve as directors of the Company (contingent on Proposal 1 being passed) and (v) to transact such other business as may properly come before the special meeting.

2. The exercise of any and all rights of each of the undersigned incidental to calling the special meeting and causing the purposes of the authority expressly granted herein to the Designated Agents to be carried into effect; provided, however, that nothing contained in this instrument shall be construed to grant the Designated Agents the right, power or authority to vote any shares of Common Stock owned by the undersigned at the special meeting or at any other stockholders meeting.

The undersigned hereby authorizes and designates the Designated Agents to collect and deliver this request to the Company, and to deliver any other information required in connection therewith.

This request supersedes, and the undersigned hereby revokes, any earlier dated revocation which the undersigned may have submitted to Foundation Asset Management, LP, the Company or any designee of either.

Print Name:_______________________________________________________________

Signature:________________________________________________________________

Signature (if held jointly):______________________________________________

Title (only if shares are held by an entity):_____________________________

Dated:______________________________________________________

Please sign exactly as your shares are registered. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporation name by a duly authorized officer. If a partnership, please sign in partnership name by authorized person. This demand will represent all shares held in all capacities.

PLEASE COMPLETE, SIGN, DATE AND MAIL
IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS PROMPTLY AS POSSIBLE